MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

June 1, 2012

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

June 1 and 4, 2012 to the Toronto Stock Exchange being the only stock exchange upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR and posting on the OTCQX website, being a US platform on which the Company’s shares are traded.

Item 4	Summary of Material Change

The Company announced the results of a legal decision by the International Center for the Settlement of Investment Disputes (“ICSID”) pertaining to an arbitration claim made by one of the Company’s US subsidiaries related to permitting issues at the Company’s El Dorado project in El Salvador. Specifically, ICSID ruled that the arbitration claim would proceed to the final phase where the merits of the claim would be heard.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) announces that the investment dispute of its US subsidiary PacRim Cayman, LLC (“PacRim”) with the Government of El Salvador (“GOES”) will proceed to the final phase of the arbitration case. A Tribunal at the International Centre for Settlement of Investment Disputes (“ICSID”) has issued its ruling on "jurisdictional" objections filed by the GOES and decided that the case will proceed under El Salvador’s Foreign Investment Law (the “Investment Law”).

In this final phase of the arbitration, the merits of PacRim's claims will finally be addressed. The Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws.

The Tribunal determined ICSID (at the World Bank) has jurisdiction and will hear PacRim’s claims under the Salvadoran Investment Law, but not under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”).

Accordingly, the arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to oversee this claim at its headquarters in Washington, DC. ICSID’s complete ruling is available at http://icsid.worldbank.org/ICSID/Index.jsp.

Through its jurisdictional objections, El Salvador had sought to terminate the arbitration. As it did in August 2010 in its ruling on the GOES’s preliminary objections, for the second time the Tribunal thought otherwise and ruled against El Salvador. In its decision, the Tribunal rejected the GOES’s allegations that ICSID does not have jurisdiction over PacRim’s claims under the Investment Law. The Tribunal also rejected most of the GOES’s objections to the Tribunal's CAFTA jurisdiction (including rejecting the GOES’s assertion that the case constituted an “abuse of process”). However, while ruling that PacRim is in fact a US company and is part of a group of companies that has substantial business activities in the United States, the Tribunal concluded that the specific subsidiary that filed the claim does not have sufficiently “substantial” business activities in the US to allow the investment protections under CAFTA.

PacRim and its legal counsel will immediately begin to prepare for the final phase of the arbitration. The Company will be exploring various alternative financing opportunities, now more available, to help minimize dilution to its current share structure. In this regard the Company has received encouraging feedback from potential sources of non-equity financing.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations and Corporate Secretary

(604) 689-1976

Item 8	Date of Report

June 4, 2012